Exhibit 99.1

Quarterly report of the NXP Group

for the 1st quarter ended March 31, 2007

Forward-looking statements

This document includes forward-looking statements. When used in this document, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. These statements reflect beliefs of our management as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). Aleft page discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Introduction

On September 29, 2006, Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors (the “Private Equity Consortium”). These semiconductor businesses were transferred to NXP B.V. (“NXP” or the “Company”), a wholly-owned subsidiary of Philips, on September 28, 2006. All of NXP’s issued and outstanding shares were then acquired by KASLION Acquisition B.V. (“KASLION”), which was formed as an acquisition vehicle by the Private Equity Consortium and Philips. This transaction is referred to as the “Acquisition”. In order to fund the acquisition of NXP by KASLION, the Private Equity Consortium and Philips contributed cash to KASLION in exchange for 80.1% and 19.9%, respectively, of the total equity of KASLION.

As a result of the Acquisition, the financial statements are presented on a Predecessor and Successor basis: The predecessor periods reflect the combined financial results of NXP prior to the Acquisition. The successor periods reflect the consolidated financial results after the Acquisition. The Company also refers to the operations of NXP for both the predecessor and successor periods as NXP Semiconductors Group.

Basis of Presentation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Predecessor period

The combined financial statements of the Company have been derived from the consolidated financial statements and accounting records of Philips prior to the Acquisition, principally using the historical results of operations and the historical basis of assets and liabilities of the semiconductor businesses. The combined financial statements include an allocation of the costs of certain corporate functions historically provided by Philips but not recorded by its semiconductors businesses. Additionally, the combined financial statements include allocated cash, debt and related interest income and expense, which have not been historically reported by Philips’ semiconductors businesses. Furthermore, the combined financial statements present income taxes calculated on a basis as if the Company had filed a separate income tax return.

The combined financial statements may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been, if the Company had been stand-alone during the predecessor periods.

Since a direct ownership relationship did not exist among the various worldwide entities comprising the Company prior to the legal separation from Philips, Philips’ net investments in the Company is shown as Business’ equity in lieu of Shareholder’s equity in the combined financial statements for the predecessor period.

Successor period

The consolidated financial statements include the accounts of NXP B.V. and its subsidiaries after the Acquisition. As a result of the purchase accounting applied to the Acquisition, the assets and liabilities reported in the consolidated balance sheet have changed substantially for the successor periods. Adjustments to the final purchase price paid by KASLION to Philips were made following the final settlement agreement reached between KASLION and Philips in the first quarter of 2007. The settlement of EUR 87 million was recorded in the first quarter. Payment is made in the second quarter of 2007.

Group performance

•                  all amounts in millions of euros unless otherwise stated; data included are unaudited

•                  financial reporting in accordance with US GAAP

•                  the impact on the 2007 financial results of the purchase price accounting used in connection with the Acquisition and the acquisition of the Silicon Labs’ cellular business under US GAAP (“purchase accounting”, or “PPA”) have been separately provided: financial results are also provided as adjusted to eliminate the impact of these accounting effects. This presentation does not comply with US GAAP, however the Company believes it provides investors with a useful basis of comparison with prior years’ results. Also the impact of cost allocations to the predecessor period and the actual stand-alone costs of the successor period have been described, where relevant to the analysis

•                  Earnings before Interest and Taxes (EBIT) as used by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

Operational items

	PREDECESSOR			SUCCESSOR
	Q1 2006	Q1 2007	Effects of PPA	Q1 2007 excl. PPA

Sales	1,250	1,115	—	1,115
% nominal growth	20.0	(10.8)	—	(10.8)
% comparable growth	17.5	(2.7)	—	(2.7)
Gross margin	450	341	25	366
Selling expenses	(100)	(86)	—	(86)
General and administrative expenses	(101)	(211)	120	(91)
Research and development expenses	(232)	(271)	26	(245)
Other income	4	5	—	5
Earnings before interest and tax (EBIT)	21	(222)	171	(51)

EBITA	15	(76)	25	(51)
EBITDA	173	85	—	85
Adjusted EBITA	71	(22)	25	3
Adjusted EBITDA	229	139	—	139
Employees in FTE	35,472	37,620	—	37,620

Sales

Sales were EUR 1,115 million for the period January through March, 2007 (the reporting period), compared to EUR 1,250 million for the first quarter of 2006, a decrease of 10.8%. Excluding the effects of exited product lines and currency effects, the decrease was 2.7% on a comparable basis. Comparable sales reflect a comparison where sales are adjusted to eliminate the effect of changes in foreign currency exchange rates (a significant part of our sales is U.S. dollar-related and therefore impacted by currency movements) and exited product lines (mainly DVD-R, mobile display drivers and large display drivers businesses). Sales were strong in the Automotive & Identification business (10.1% comparable growth), while MultiMarket Semiconductors showed a 2.2% comparable growth. The other business units recorded a decrease compared to the first quarter of 2006. As a result of The continued industry slow down in the first quarter of 2007, sales performance was weak primarily caused by inventory corrections in the value chain.

Gross margin

Gross margin in the first quarter of 2007 was EUR 366 million, excluding the effects of purchase accounting, a decrease of EUR 84 million compared to EUR 450 million in the first quarter of 2006. As a percentage of sales, gross margin decreased in the first quarter of 2007 to 32.8% from 36.0% in the first quarter of 2006.

The gross margin included restructuring and legal disentanglement costs which had a negative effect of EUR 29 million (compared to EUR 7 million in the corresponding period in 2006). Excluding these effects the gross margin percentage was slightly lower in the first quarter of 2007 compared to the corresponding period in 2006. This was mainly caused by reduced utilization of our manufacturing base (69% in the first quarter of 2007 versus 82% in the first quarter of 2006).

The financial impact of purchase accounting for the first quarter of 2007 was EUR 25 million and fully attributable to depreciation of tangible fixed assets.

Selling expenses

Selling expenses as a percentage of sales for the first quarter of 2007 were 7.7%, compared to 8.0% for the same period of 2006. The selling expenses in 2007 included EUR 8 million restructuring charges for sales offices and the centralization of customer service centers. In the corresponding period in 2006, EUR 11 million restructuring charges were included.

General and administrative expenses

General and administrative expenses (G&A), excluding the effects of purchase accounting, amounted to EUR 91 million (8.2% of sales) for the first quarter of 2007, compared to EUR 101 million (8.1% of sales) in the corresponding period of 2006.

G&A expenses include restructuring, legal disentanglement and similar cost items of EUR 12 million in 2007 (compared to EUR 10 million in 2006). The lower G&A costs are mainly attributable to reduced corporate infrastructure costs, partly offset by increased pension costs.

Purchase accounting effects in G&A for the first quarter of 2007 amounted to EUR 120 million and was related to amortization of intangible assets.

Research and development expenses

Research and development expenses (R&D), excluding the effects of purchase accounting, amounted to EUR 245 million (22.0% of sales) for the first quarter of 2007, compared to EUR 232 million (18.6% of sales) for the corresponding period in 2006. The investments in R&D resources, especially the increase in Automotive & Identification and corporate research activities, reflect the strategic focus on key competitive areas for the future. The increased investments were partly offset by reduced spending on exited product lines.

The R&D expenses include EUR 26 million write-off of acquired in-process R&D, related to the acquisition of the cellular business of Silicon Labs, in the first quarter of 2007.

Other income

For the first quarter 2007, other income was EUR 5 million, primarily consisting of the sale of various fixed assets. Other income was EUR 4 million for the corresponding period in 2006, mainly related to the sale of assets in the U.S.

Earnings before interest and taxes

Earnings before interest and taxes (EBIT) amounted to a loss of EUR 51 million in the first quarter of 2007, excluding the effects of purchase accounting of EUR 171 million, compared to a profit of EUR 21 million in the corresponding period of 2006. The lower EBIT was primarily caused by weaker sales and related reduced utilization of the manufacturing base.

Adjusted EBITA

Adjusted EBITA, excluding the effects of purchase accounting, for the first quarter of 2007 amounted to EUR 3 million, compared to EUR 71 million for the corresponding period in 2006. This decrease of EUR 68 million was mainly caused by lower EBIT in 2007.

Adjusted EBITDA

For the first quarter of 2007, adjusted EBITDA was EUR 139 million, compared to EUR 229 million in the same period last year. This decrease of EUR 90 million was mainly caused by lower EBIT in 2007.

The adjustments of EUR 54 million made to the first quarter EBITDA to arrive at adjusted EBITDA consist of:

•                  minority interests and results of unconsolidated companies of EUR 5 million

•                  restructuring costs of EUR 30 million and legal disentanglement related costs of EUR 11 million

•                  exit of product lines having no impact on a net basis, and

•                  other items of EUR 8 million (including Silicon Laboratories cellular business acquisition cost and a cross license settlement for previous years).

The corresponding EBITDA adjustments in the first quarter of 2006 totaled EUR 56 million, mainly consisting of results of unconsolidated companies and minority interests (EUR 18 million), restructuring charges (EUR 11 million), exit of product lines (EUR 11 million) and other items of EUR 16 million (related to legal disentanglement and litigation costs).

Net income

Net income

	PREDECESSOR	SUCCESSOR
	Q1 2006	Q1 2007	Effects of PPA	Q1 excl. PPA 2007

Earnings before interest and tax	21	(222)	171	(51)
Financial income (expense)	(14)	(70)	—	(70)
Income tax (expense) benefit	(6)	31	(3)	28
Result unconsolidated companies	—	—	—	—
Minority interest	(18)	(5)	—	(5)
Net income (loss)	(17)	(266)	168	(98)

Financial income and expense

Financial expenses amounted to EUR 70 million for the first quarter of 2007, consisting of net interest expenses of EUR 83 million, a charge for financing fees of EUR 6 million and the positive effect of exchange rates of EUR 19 million, mainly related to our USD denominated notes. Financial expense for the corresponding period in 2006 amounted to EUR 14 million, mainly consisting of the net interest expenses on funding provided by Philips.

Income tax (expense) benefit

For the first quarter 2007, the Company recognized an income tax benefit of EUR 28 million (excluding purchase accounting effects). For the first quarter of 2006 income tax expense amounted to EUR 6 million.

Minority interests

In the first quarter of 2007 the loss of EUR 5 million reflects the share of minority shareholders in consolidated companies. In the corresponding period of 2006, the loss was EUR 18 million. For both periods this was mainly related to the joint venture Systems on Silicon Manufacturing Company (SSMC).

Performance by segment

Mobile & Personal

Key data

	Q1 2006	Q1 2007	Q1 2007 Excl. PPA
Sales	380	344	344
% nominal growth	9.2	(9.5)	(9.5)
% comparable growth	0.2	(1.1)	(1.1)
EBIT	3	(89)	(19)
EBITA	3	(21)	(19)

Sales were EUR 344 million for the first quarter 2007, compared to EUR 380 million for the corresponding period of 2006, a decrease of 9.5% (on a comparable basis a decrease of 1.1%) mainly driven by lower sales in the Connectivity and Cordless businesses.

EBIT in the first quarter of 2007 amounted to a loss of EUR 19 million, excluding the purchase accounting effects, compared to a profit of EUR 3 million in the corresponding period in 2006. The 2007 results include a restructuring charge for the Power Amplifiers/Front End Modules business of EUR 3 million. The decrease in EBIT was primarily caused by lower sales and lower yields associated with the ramp-up of the Power Management Units business.

On March 23, 2007 we consummated the acquisition of the Cellular Communications Business of Silicon Laboratories Inc. (as announced on February 8, 2007) for EUR 214 million in cash. NXP may pay up to an additional USD 65 million contingent upon the achievement of certain milestones in the next three years. The acquired cellular business of Silicon Labs was consolidated as from March 24, 2007 onwards and contributed EUR 1 million to sales.

Home

Key data

	Q1 2006	Q1 2007	Q1 2007 Excl. PPA

Sales	242	175	175
% nominal growth	11.5	(27.7)	(27.7)
% comparable growth	15.2	(20.6)	(20.6)
EBIT	(8)	(40)	(19)
EBITA	(8)	(20)	(19)

Sales amounted to EUR 175 million for the first quarter of 2007, compared to EUR 242 million for the corresponding period in 2006, a decrease of 27.7%. On a comparable basis, sales decreased by 20.6%. The lower sales are primarily caused by the CRT TV-business, reflecting the ongoing market transition from analog to digital television technologies, and the exit from large display drivers and DVD-R activities.

EBIT in the first quarter of 2007 amounted to a loss of EUR 19 million, excluding the purchase accounting effects, compared to a loss of EUR 8 million in the same period last year. The unfavorable effect from the lower sales was partly offset by reduced R&D and SG&A costs.

Automotive & Identification

Key data

	Q1 2006	Q1 2007	Q1 2007 Excl. PPA
Sales	218	230	230
% nominal growth	34.6	5.5	5.5
% comparable growth	29.0	10.1	10.1
EBIT	50	25	53
EBITA	50	52	53

Sales were EUR 230 million in the first quarter of 2007, compared with EUR 218 million for the corresponding period of 2006, an increase of 5.5%. On a comparable basis, sales increased by 10.1%, mainly driven by the Identification business.

EBIT in the first quarter of 2007 amounted to EUR 53 million, excluding the purchase accounting effects, an improvement of EUR 3 million compared to the corresponding period of 2006. This is attributable to an improvement in gross margin, partly offset by higher research and development investments.

MultiMarket Semiconductors

Key data

	Q1 2006	Q1 2007	Q1 2007 Excl. PPA

Sales	345	319	319
% nominal growth	25.0	(7.5)	(7.5)
% comparable growth	30.5	2.2	2.2
EBIT	66	35	64
EBITA	66	61	64

Sales were EUR 319 million in the reporting period, compared to EUR 345 million in the same period of 2006, a decrease of 7.5% (comparable sales shows an increase of 2.2%). The nominal growth figure for the MultiMarket Semiconductors segment includes a significant impact resulting from our exit from the Mobile Display Drivers business, which has been eliminated in the comparable figure.

EBIT in the first quarter of 2007 amounted to EUR 64 million, excluding the purchase accounting effects, compared to a profit of EUR 66 million for the corresponding period in 2006.

IC Manufacturing Operations

Key data

	Q1 2006	Q1 2007	Q1 2007 Excl. PPA

Sales 1)	49	32	32
% nominal growth	104.2	(34.7)	(34.7)
% comparable growth	87.3	(28.7)	(28.7)
EBIT	7	(74)	(51)
EBITA	7	(69)	(51)

1)    In the first quarter of 2007, IC Manufacturing Operations supplied EUR 396 million to other segments (first quarter of 2006:
EUR 510 million), which have been eliminated in the above presentation.

External sales decreased to EUR 32 million in the first quarter of 2007 from EUR 49 million in the corresponding period of 2006. This mainly reflects the lower sales of SSMC to TSMC.

EBIT in the first quarter of 2007 amounted to a loss of EUR 51 million, excluding purchase accounting effects, compared to a profit of EUR 7 million in the corresponding period in 2006. Excluding restructuring charges of EUR 19 million for the Nijmegen (the Netherlands) and Cabuyao (the Philippines) operations, EBIT for the first quarter of 2007 amounted to a loss of EUR 32 million. The lower EBIT was the result of decreased utilization rates from 82% in the first quarter of 2006 to 69% in the reporting period, partly offset by cost savings. EBIT included EUR 17 million costs related to the alliance in Crolles (France) in the reporting period (EUR 7 million in the corresponding period of 2006). The costs related to Crolles exclude R&D-related expenses which are reported under the Corporate and Other segment.

On March 22, 2007, the Company announced the closure of the Boeblingen operation in Germany and the reorganization of our back-end operations in the Philippines (Cabuyao). Restructuring charges, mainly related to the Boeblingen operations, are expected to be recorded during the remainder of the year 2007.

Corporate and Other

Key data

	Q1 2006	Q1 2007	Q1 2007 Excl. PPA

Sales	16	15	15
% nominal growth	6.7	(6.3)	(6.3)
% comparable growth	(2.2)	2.3	2.3
EBIT	(97)	(79)	(79)
EBITA	(103)	(79)	(79)

Sales in Corporate and Other are related to IP licensing income and software and totaled EUR 15 million for the reporting period, compared to EUR 16 million for the first quarter of 2006.

EBIT amounted to a loss of EUR 79 million for the first quarter of 2007 compared to a loss of EUR 97 million in the corresponding period of 2006. In the first quarter of 2007 costs of EUR 20 million were included for research activities, IP management and corporate infrastructure. For the corresponding period in 2006, during which the cost allocation methodology from Philips was applied, the related costs amounted to EUR 33 million.

EBIT in the first quarter of 2007 included EUR 11 million for R&D-related expenses in Crolles, similar to the EUR 11 million in the corresponding period in 2006.

On January 16, 2007, the Company announced that it would not extend its current cooperation in the Crolles alliance, beyond the initial term expiring at the end of 2007. NXP will work together with the alliance partners during the remainder of 2007 to complete the current program and effectively manage the transition.

Liquidity and Capital Resources

At the end of the first quarter of 2007, the cash position amounted to EUR 620 million, compared to EUR 939 million at December 31, 2006. Net cash used for operating activities was EUR 12 million, which included an increase in receivables related to the strong sales level at the end of the reporting period compared to the end of 2006. Furthermore, the acquisition of Silicon Labs cellular business amounted to EUR 214 million, and an amount of EUR 81 million was spent on capital expenditures.

Subsequent Events

On April 27, 2007, the Company launched an offer to exchange its outstanding Fixed and Floating Rate notes for identical notes registered under the U.S. Securities Act. The offers are expected to close on May 30, 2007 and will have no effect on the Company’s capitalization or debt outstanding.

Outlook

The market seems to have bottomed out although it remains weak. We see a short visibility of our orderbook reflecting the current volatility in the industry. Given our book-to-bill ratio of 1.03 in the first quarter, we expect flat to low single-digit sequential sales growth for the second quarter 2007 on a currency comparable basis. We believe we are well positioned to benefit from a next upturn in the relevant semiconductor market segments.

Combined and Consolidated
statements of operations

all amounts in millions of euros

	PREDECESSOR	SUCCESSOR
	January to March
	2006	2007
Sales	1,219	1,101
Sales to Philips companies	31	14
Total sales	1,250	1,115

Cost of sales	(800)	(774)

Gross margin	450	341

Selling expenses	(100)	(86)
General and administrative expenses	(101)	(211)
Research and development expenses	(232)	(245)
Write-off of acquired in-process research and development	—	(26)
Other income (expense)	4	5

Income (loss) from operations	21	(222)

Financial income (expense)	(14)	(70)

Income (loss) before taxes	7	(292)

Income tax (expense) benefit	(6)	31

Income (loss) after taxes	1	(261)

Results relating to unconsolidated companies	—	—

Minority interests	(18)	(5)

Net income (loss)	(17)	(266)

Combined and Consolidated
balance sheets

all amounts in millions of euros

	PREDECESSOR	SUCCESSOR
	March 31, 2006	December 31, 2006	March 31, 2007

Current assets:
Cash and cash equivalents	97	939	620
Receivables	569	563	591
Inventories	708	646	641
Other current assets	20	125	117
Total current assets	1,394	2,273	1,969

Non-current assets:
Investments in unconsolidated companies	48	44	45
Other non-current financial assets	7	12	12
Other non-current assets	151	157	216
Property, plant and equipment	1,995	2,284	2,190
Intangible assets excluding goodwill	54	3,065	3,055
Goodwill	210	2,032	2,162
Total non-current assets	2,465	7,594	7,680

Total assets	3,859	9,867	9,649

Current liabilities:
Accounts and notes payable	479	489	458
Accrued liabilities	533	485	537
Short-term provisions	34	54	57
Other current liabilities	57	45	136
Short-term debt	166	23	16
Loans with Philips companies, current portion	217	—	—
Total current liabilities	1,486	1,096	1,204

Non-current liabilities:
Long-term debt	142	4,426	4,397
Loans with Philips companies, non-current portion	315	—	—
Long-term provisions	51	368	385
Other non-current liabilities	7	130	98
Total non-current liabilities	515	4,924	4,880

Minority interests	188	162	162
Business’ equity	1,670	—	—
Shareholder’s equity	—	3,685	3,403

Total liabilities and equity	3,859	9,867	9,649

Combined and Consolidated
statements of cash flows

all amounts in millions of euros

	PREDECESSOR	SUCCESSOR
	January to March
	2006	2007
Cash flows from operating activities:
Net income (loss)	(17)	(266)
Adjustments to reconcile net income (loss) to net cash provided byoperating activities:
Depreciation and amortization	170	312
Net gain on sale of assets	(1)	(1)
Results relating to unconsolidated companies	—	—
Minority interests (net of dividends paid to minority shareholders)	18	3
Decrease (increase) in receivables and other current assets	110	(25)
Decrease (increase) in inventories	(22)	15
Increase (decrease) in accounts payable, accrued and other liabilities	39	1
Decrease (increase) in current accounts Philips	(46)	—
Decrease (increase) in non-current receivables/other assets	48	(59)
Increase (decrease) in provisions	(35)	27
Other items	4	(19)
Net cash provided by (used for) operating activities	268	(12)
Cash flows from investing activities:
Purchase of intangible assets	(4)	(3)
Capital expenditures on property, plant and equipment	(126)	(81)
Proceeds from disposals of property, plant and equipment	6	8
Purchase of other non-current financial assets	—	—
Purchase of interest in businesses	—	(215)
Proceeds from sale of interests in businesses	—	—
Net cash provided by (used for) investing activities	(124)	(291)
Cash flows from financing activities:
PREDECESSOR
(Decrease) increase in debt	(63)
Net repayments of loans to Philips companies	(581)
Net changes in Business’ equity	490
SUCCESSOR
(Decrease) increase in debt		(7)
Net cash provided by (used for) financing activities	(154)	(7)
Effect of changes in exchange rates on cash positions	(3)	(9)
Increase (decrease) in cash and cash equivalents	(13)	(319)
Cash and cash equivalents at beginning of period	110	939
Cash and cash equivalents at end of period	97	620

Consolidated statements of changes in
shareholder’s equity and comprehensive income (loss)

all amounts in millions of euros

	SUCCESSOR
	January to March 2007
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Retained earnings	Currency translation differences	Changes in fair value of cash flow hedges	Total	Total share- holder’s equity

Balance as of December 31, 2006	—	4,305	(616)	(10)	6	(4)	3,685

Net income (loss)		(266)					(266)
Current period change				(15)	1	(14)	(14)
Reclassifications into income (loss)					(2)	(2)	(2)
Income tax on current period change							—
Total comprehensive income, net of tax			(266)	(15)	(1)	(16)	(282)
Balance as of March 31, 2007	—	4,305	(882)	(25)	5	(20)	3,403

Information by segments

all amounts in millions of euros unless otherwise stated

Sales, R&D expenses and income from operations

	PREDECESSOR						SUCCESSOR
	January to March
	2006						2007
	Sales		Research and development expenses	Income (loss) from operations			Sales		Research and development expenses	Income (loss) from operations
				amount	as a% of sales					amount	as a% of sales

Mobile & Personal	380		92	3	0.8		344		93	(89)	(25.9)
Home	242		49	(8)	(3.3)		175		44	(40)	(22.9)
Automotive & Identification	218		28	50	22.9		230		35	25	10.9
MultiMarket Semiconductors	345		21	66	19.1		319		22	35	11.0
IC Manufacturing Operations	49	(2)	9	7	14.3		32	(2)	8	(74)	— (1)
Corporate and Other	16		33	(97)	—	(1)	15		43	(79)	— (1)
	1,250		232	21	1.7		1,115		245	(222)	(19.9)

(1)             Not meaningful

(2)             In the first quarter of 2007, IC Manufacturing Operations supplied EUR 396 million to other segments   (first quarter of 2006: EUR 510 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of euros

Sales

	PREDECESSOR	SUCCESSOR
	January to March
	2006	2007

China	367	202
Netherlands	216	200
Taiwan	101	86
United States	135	101
Singapore	142	191
Germany	66	73
South Korea	9	11
Other Countries	214	251
	1,250	1,115

Reconciliation of non-US GAAP
information

all amounts in millions of euros unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Exit of product lines	Nominal growth
Q1 2007 versus Q1 2006

Mobile & Personal	(1.1)	(7.0)	(1.4)	(9.5)
Home	(20.6)	(5.6)	(1.5)	(27.7)
Automotive & Identification	10.1	(4.6)	—	5.5
MultiMarket Semiconductors	2.2	(5.9)	(3.8)	(7.5)
IC Manufacturing Operations	(28.7)	(6.0)	—	(34.7)
Corporate and Other	2.3	(8.6)	—	(6.3)

NXP Group	(2.7)	(6.1)	(2.0)	(10.8)

	Comparable growth	Currency effects	Exit of product lines	Nominal growth
Q1 2006 versus Q1 2005

Mobile & Personal	0.2	7.5	1.5	9.2
Home	15.2	8.7	(12.4)	11.5
Automotive & Identification	29.0	5.6	—	34.6
MultiMarket Semiconductors	30.5	8.0	(13.5)	25.0
IC Manufacturing Operations	87.3	16.9	—	104.2
Corporate and Other	(2.2)	8.9	—	6.7

NXP Group	17.5	7.8	(5.3)	20.0

Adjusted EBITA to EBITA to Net income (loss)

	Q1 2006	Q1 2007

Adjusted EBITA	71	3
Add back:
Exit of product lines	(11)	—
Restructuring costs and impairment	(11)	(30)
Minority interest and results of unconsolidated companies	(18)	(5)
Other	(16)	(19)
Effects of PPA (only relates to depreciation property, plant and equipment	—	(25)

EBITA	15	(76)

Include:

Amortization intangible assets	(12)	(151)
Financial income (expenses)	(14)	(70)
Income tax (expense) benefit	(6)	31

Net income (loss)	(17)	(266)

Reconciliation of non-US GAAP
information (continued)

Adjusted EBITDA to EBITDA to Net income (loss)

	Q1 2006	Q1 2007

Adjusted EBITDA	229	139
Add back:
Exit of product lines	(11)	—
Restructuring costs and impairment	(11)	(30)
Minority interest and results of unconsolidated companies	(18)	(5)
Other	(16)	(19)
Effects of PPA	—	—

EBITDA	173	85

Include:
Amortization intangible assets	(12)	(151)
Depreciation property, plant and equipment	(158)	(161)
Financial income (expenses)	(14)	(70)
Income tax (expense) benefit	(6)	31

Net income (loss)	(17)	(266)

EBITA to EBIT

	NXP Group	Mobile & Personal	Home	Automotive & Identification	MultiMarket Semiconductors	IC Manufacturing Operations	Corporate and Other
Q1 2007

EBITA	(76)	(21)	(20)	52	61	(69)	(79)
Amortization intangible assets	(151)	(68)	(20)	(27)	(26)	(5)	(5)
Minority interest and results of unconsolidated companies	5	—	—	—	—	—	5
EBIT	(227)	(89)	(40)	25	35	(74)	(79)

Q1 2006

EBITA	15	3	(8)	50	66	7	(103)
Amortization intangible assets	(12)	—		—	—	—	(12)
Minority interest and results of unconsolidated companies	18	—	—	—	—	—	18
EBIT	21	3	(8)	50	66	7	(97)

Composition of net debt to group equity

	Full year 2006	Q1 2007

Long-term debt	4,426	4,397
Short-term debt	23	16
Total debt	4,449	4,413
Cash and cash equivalents	(939)	(620)
Net debt (total debt less cash and cash equivalents)	3,510	3,793

Minority interests	162	162
Shareholder’s equity	3,685	3,403
Group equity	3,847	3,565

Net debt and group equity	7,357	7,358
Net debt divided by net debt and group equity (in %)	48	52
Group equity divided by net debt and group equity (in %)	52	48

Supplemental consolidated statement of
operations for the period January to March, 2007

all amounts in millions of euros

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Sales	—	815	300	—	1,115
Intercompany sales	—	249	120	(369)	—
Total sales	—	1,064	420	(369)	1,115
Cost of sales	(25)	(701)	(405)	357	(774)
Gross margin	(25)	363	15	(12)	341
Selling expenses	—	(66)	(21)	1	(86)
General and administrative expenses	(120)	(77)	(14)	—	(211)
Research and development expenses	—	(156)	(100)	11	(245)
Write-off of acquired in-process research and development	(26)	—	—	—	(26)
Other income (loss)	(15)	(101)	121	—	5
Income (loss) from operations	(186)	(37)	1	—	(222)
Financial expense	(24)	(42)	(4)	—	(70)
Income (loss) before taxes	(210)	(79)	(3)	—	(292)
Income tax (expense) benefit	3	32	(4)	—	31
Income (loss) after taxes	(207)	(47)	(7)	—	(261)
Income subsidiaries	(59)	—	—	59	—
Results relating to unconsolidated companies	—	—	—	—	—
Minority interests	—	—	(5)	—	(5)
Net income (loss)	(266)	(47)	(12)	59	(266)

Supplemental consolidated balance sheet at March 31, 2007

all amounts in millions of euros

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Assets
Current assets:
Cash and cash equivalents	271	148	201	—	620
Receivables	—	393	198	—	591
Intercompany accounts receivable	128	611	139	(878)	—
Inventories	8	553	80	—	641
Other current assets	3	64	50	—	117
Total current assets	410	1,769	668	(878)	1,969

Non-current assets:
Investments in unconsolidated companies	43	1	1	—	45
Investments in affiliated companies	2,170	—	—	(2,170)	—
Other non-current financial assets	—	8	4	—	12
Other non-current assets	78	124	14	—	216
Property, plant and equipment	369	1,092	729	—	2,190
Intangible assets excluding goodwill	3,006	42	7	—	3,055
Goodwill	2,162	—	—	—	2,162
Total non-current assets	7,818	1,267	755	(2,170)	7,680
Total assets	8,238	3,036	1,423	(3,048)	9,649

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	359	99	—	458
Intercompany accounts payable	6	641	231	(878)	—
Accrued liabilities	123	263	151	—	537
Short-term provisions	(1)	41	17	—	57
Other current liabilities	82	35	19	—	136
Short-term debt	—	—	16	—	16
Intercompany financing	—	2,881	284	(3,165)	—
Total current liabilities	210	4,220	817	(4,043)	1,204

Non-current liabilities:
Long-term debt	4,386	4	7	—	4,397
Long-term provisions	239	140	6	—	385
Other non-current liabilities	—	84	14	—	98
Total non-current liabilities	4,625	228	27	—	4,880
Minority interests	—	—	162	—	162
Shareholder’s equity	3,403	(1,412)	417	995	3,403
Total liabilities and Shareholder’s equity	8,238	3,036	1,423	(3,048)	9,649

Supplemental consolidated statement of
cash flows for the period January to March, 2007

all amounts in millions of euros

	NXP B.V.	guarantors	non-guarantors	eliminations	consolidated

Cash flows from operating activities:
Net income (loss)	(266)	(47)	(12)	59	(266)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	59	—	—	(59)	—
Depreciation and amortization	171	78	63	—	312
Net gain on sale of assets	—	(1)	—	—	(1)
Results relating to unconsolidated companies	—	—	—	—	—
Minority interests (net of dividends paid to minority shareholders)	—	—	3	—	3
Decrease (increase) in receivables and other currentassets	17	(39)	(3)	—	(25)
Decrease (increase) in inventories	(4)	22	(3)	—	15
Increase (decrease) in accounts payable, accrued andother liabilities	36	(36)	1	—	1
Decrease (increase) intercompany current accounts	(231)	166	65	—	—
Decrease (increase) in non-current receivables/other assets	(7)	(46)	(6)	—	(59)
Increase (decrease) in provisions	(2)	30	(1)	—	27
Other items	(22)	3	—	—	(19)
Net cash provided by (used for) operating activities	(249)	130	107	—	(12)

Cash flows from investing activities:
Purchase of intangible assets	—	(2)	(1)	—	(3)
Capital expenditures on property, plant and equipment	—	(39)	(42)	—	(81)
Proceeds from disposals of property, plant andequipment	—	7	1	—	8
Purchase of other non-current financial assets	—	—	—	—	—
Purchase of interest in businesses	(214)	—	(1)	—	(215)
Proceeds from sale of interests in unconsolidated businesses	—	—	—	—	—
Net cash provided by (used for) investing activities	(214)	(34)	(43)	—	(291)

Cash flows from financing activities:
(Decrease) increase in debt	(1)	—	(6)	—	(7)
Net changes in intercompany financing	121	(80)	(41)	—	—
Net changes in intercompany equity	5	(27)	22	—	—
Net cash provided by (used for) financing activities	125	(107)	(25)	—	(7)
Effect of changes in exchange rates on cash positions	(4)	(2)	(3)	—	(9)
Increase (decrease) in cash and cash equivalents	(342)	(13)	36	—	(319)
Cash and cash equivalents at beginning of period	613	161	165	—	939
Cash and cash equivalents at end of period	271	148	201	—	620

Quarterly statistics

all amounts in millions of euros unless otherwise stated

	PREDECESSOR			SUCCESSOR
				2006				2007
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,250	1,238	1,282	1,190	1,115
% increase	19.8	9.5	3.9	(12.4)	(10.8)

EBIT	21	52	66	(779)	(222)
as a % of sales	1.7	4.2	5.1	(65.5)	(19.9)

EBITA	15	40	56	(145)	(76)
as a % of sales	1.2	3.2	4.4	(12.2)	(6.8)

EBITDA	173	187	203	26	85
as a % of sales	13.8	15.1	15.8	2.2	7.6

Adjusted EBITA	71	64	120	69	3
as a % of sales	5.7	5.2	9.4	5.8	0.3

Adjusted EBITDA	229	211	267	214	139
as a % of sales	18.3	17.0	20.8	18.0	12.5

Net income	(17)	(5)	27	(616)	(266)

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	1,250	2,488	3,770	4,960	1,115
% increase	19.8	14.4	10.6	4.1	(10.8)

EBIT	21	73	139	(640)	(222)
as a % of sales	1.7	2.9	3.7	(12.9)	(19.9)

EBITA	15	55	111	(34)	(76)
as a % of sales	1.2	2.2	2.9	(0.7)	(6.8)

EBITDA	173	360	563	589	85
as a % of sales	13.8	14.5	14.9	11.9	7.6

Adjusted EBITA	71	135	255	324	3
as a % of sales	5.7	5.4	6.8	6.5	0.3

Adjusted EBITDA	229	440	707	921	139
as a % of sales	18.3	17.7	18.8	18.6	12.5

Net income	(17)	(22)	5	(611)	(266)

			period ending 2006		Period ending 2007

Inventories as a % of sales	14.3	14.0	13.8	13.0	13.3

Net debt: group equity ratio	—(1)	—(1)	—(1)	48:52	52:48

Employees (in FTE)	35,472	36,996	38,144	37,468	37,620

(1)             Not meaningful